Exhibit 99.2
STATS ChipPAC Ltd.
Reg No.: 199407932D
FINANCIAL STATEMENTS AND RELATED ANNOUNCEMENT
Financial Statements for the Three Months Ended March 28, 2010.
These figures have not been audited.
STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) and its subsidiaries (collectively, the “Group”) provide a full range of semiconductor test and packaging services. The Group has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
The Group’s financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 27, 2009 included in STATS ChipPAC’s 2009 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2010 ended on March 28, 2010, while our first quarter of 2009 and fiscal year 2009 ended on March 29, 2009 and December 27, 2009, respectively.
All amounts are expressed in United States dollars unless otherwise indicated.
Certain of the statements in this report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or cancelling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases, the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

PART I — INFORMATION REQUIRED FOR QUARTERLY (Q1, Q2, Q3), HALF-YEAR AND FULL YEAR ANNOUNCEMENTS
1(a) An income statement (for the Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended
	March 29,	March 28,
	2009	2010
	US$’000	US$’000

Net revenues	220,493	387,947
Cost of revenues	(222,663)	(310,270)

Gross profit (loss)	(2,170)	77,677

Operating expenses:
Selling, general and administrative	20,607	22,583
Research and development	7,625	11,538
Restructuring charges	12,933	—

Total operating expenses	41,165	34,121

Operating income (loss)	(43,335)	43,556

Other income (expense), net:
Interest income	650	414
Interest expense	(7,921)	(7,467)
Foreign currency exchange gain (loss)	2,019	(928)
Equity income (loss) from investment in equity investee	(980)	6
Other non-operating income (expense), net	(2,401)	111

Total other expense, net	(8,633)	(7,864)

Income (loss) before income taxes	(51,968)	35,692
Income tax expense	(420)	(6,983)

Net income (loss)	(52,388)	28,709
Less: Net (income) loss attributable to the noncontrolling interest	1,321	(1,259)

Net income (loss) attributable to STATS ChipPAC Ltd.	(51,067)	27,450

Income (loss) before income taxes of the Group is arrived at after charging / (crediting):

	Three Months Ended
	March 29,	March 28,
	2009	2010
	US$’000	US$’000

Depreciation and amortization	66,655	67,815
Allowance for doubtful debts	647	522
Write-off for stock obsolescence	1,915	36
Additions for (write-back of) liability on unrecognized tax benefits for uncertain tax positions in respect of prior years	90	(32)
Gain on sale of property, plant and equipment	(466)	(264)

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year.

	Notes	Group		Company
		December 27,	March 28,	December 27,	March 28,
		2009	2010	2009	2010
		US$’000	US$’000	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	(A)	288,683	276,571	177,877	167,436
Short-term marketable securities		62,512	68,628	—	—
Accounts receivable, net		208,766	238,366	86,987	106,479
Short-term amounts due from affiliates		20,895	17,613	905	—
Short-term amounts due from subsidiaries		—	—	484,018	503,374
Other receivables		11,555	8,923	5,875	3,216
Inventories	(B)	61,859	62,862	13,802	14,954
Short-term restricted cash	(F)	25	340	—	—
Prepaid expenses and other current assets	(C)	19,740	20,975	2,267	3,349

Total current assets		674,035	694,278	771,731	798,808
Long-term marketable securities		16,929	17,148	16,426	16,625
Property, plant and equipment, net	(D)	1,115,497	1,149,665	260,973	299,273
Investment in equity investee		7,743	7,736	7,743	7,736
Investment in subsidiaries		—	—	1,005,273	1,030,168
Intangible assets	(E)	39,993	40,463	14,002	15,578
Goodwill		551,132	551,132	—	—
Long-term restricted cash	(F)	384	392	—	—
Prepaid expenses and other non-current assets	(C)	21,227	17,881	2,484	1,813

Total assets		2,426,940	2,478,695	2,078,632	2,170,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables		133,532	130,222	16,032	15,574
Payables related to property, plant and equipment purchases		49,172	82,317	22,710	54,160
Accrued operating expenses		100,997	91,367	45,033	40,749
Income taxes payable		2,380	4,531	—	—
Short-term borrowings	(G)	56,000	56,000	50,000	50,000
Short-term amounts due to affiliates		17	1	17	1
Short-term amounts due to subsidiaries		—	—	15,990	48,705
Current installments of long-term debts	(H)	168,786	163,432	150,000	150,000

Total current liabilities		510,884	527,870	299,782	359,189
Long-term debts, excluding current installments	(H)	233,181	232,358	213,000	213,000
Other non-current liabilities		59,329	62,449	1,181	2,752

Total liabilities		803,394	822,677	513,963	574,941

STATS ChipPAC Ltd. Shareholders’ Equity
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value;
Issued ordinary shares — 2,202,218,293 in 2009 and 2010		2,035,573	2,035,780	2,035,573	2,035,780
Accumulated other comprehensive loss		(6,687)	(3,953)	(6,687)	(3,953)
Accumulated deficit		(464,217)	(436,767)	(464,217)	(436,767)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.		1,564,669	1,595,060	1,564,669	1,595,060
Noncontrolling interest		58,877	60,958	—	—

Total equity		1,623,546	1,656,018	1,564,669	1,595,060

Total liabilities and equity		2,426,940	2,478,695	2,078,632	2,170,001

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year (cont’d).
Notes:

(A)	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Cash at banks and on hand	124,734	162,431	47,956	80,312
Cash equivalents
Bank fixed deposits	100,361	57,204	92,361	49,364
Money market funds	63,588	56,936	37,560	37,760

	288,683	276,571	177,877	167,436

(B)	Inventories

Inventories consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Raw materials	49,165	48,902	8,171	8,733
Work-in-progress	11,379	12,880	5,076	5,705
Finished goods	1,315	1,080	555	516

	61,859	62,862	13,802	14,954

(C)	Prepaid expenses and other assets

Prepaid expenses and other current assets consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Debt issuance cost, net of accumulated amortization	464	275	464	275
Other prepayments and assets	14,195	15,617	1,803	3,074
Deferred income tax assets	5,081	5,083	—	—

	19,740	20,975	2,267	3,349

Prepaid expenses and other non-current assets consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Deferred income tax assets	15,841	13,635	—	—
Other deposits	276	287	—	—
Debt issuance cost, net of accumulated amortization	2,006	1,765	2,006	1,765
Others	3,104	2,194	478	48

	21,227	17,881	2,484	1,813

(D)	Property, plant and equipment
    Property, plant and equipment consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000
Cost:
Freehold land	10,833	10,937	—	—
Leasehold land and land use rights	19,864	19,864	—	—
Buildings, mechanical and electrical installation	278,492	282,781	66,651	67,497
Equipment	2,255,290	2,350,810	807,689	871,702

Total cost	2,564,479	2,664,392	874,340	939,199
Total accumulated depreciation	(1,448,982)	(1,514,727)	(613,367)	(639,926)

Property, plant and equipment, net	1,115,497	1,149,665	260,973	299,273

(E)	Intangible assets
    Intangible assets consist of the following:

	Group		Company
	December 27,	March 28,	December 27,	March 28,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000
Cost:
Tradenames	7,700	7,700	—	—
Technology and intellectual property	32,000	32,000	—	—
Customer relationships	99,300	99,300	—	—
Patent costs, software, licenses and others	47,905	50,401	16,401	18,198

Total cost	186,905	189,401	16,401	18,198
Total accumulated amortization	(146,912)	(148,938)	(2,399)	(2,620)

Intangible assets, net	39,993	40,463	14,002	15,578

(F)	Restricted cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank facilities. At December 27, 2009 and March 28, 2010, US$0.4 million and US$0.7 million were held as restricted cash, respectively.

(G)	Short-term borrowings
The Company has a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of March 28, 2010 over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each are payable at maturity in April 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 1.60% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. The Company rolled forward the loan tranche due to mature in April 2010 for a period of one month.

STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of US$15.0 million in June 2009. As of March 28, 2010, US$6.0 million of loan under this credit facility was outstanding over two loan tranches of US$3.0 million each. The principal of the two loan tranches of US$3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of US$3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.

(H)	Long-term debts
— US$215.0 million 6.75% Senior Notes due 2011

On November 18, 2004, the Company issued US$215.0 million of senior unsecured notes due November 15, 2011, for net proceeds of US$210.5 million. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year.

In March 2009, the Company repurchased US$2.0 million aggregate principal amount of its US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.
— US$150.0 million 7.5% Senior Notes due 2010

On July 19, 2005, the Company issued US$150.0 million of senior unsecured notes due July 19, 2010 for net proceeds of US$146.5 million. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. As of March 28, 2010, the senior notes have been reclassified as current debts based on the maturity date of July 19, 2010.

— Other long-term debts

In October 2007, STATS ChipPAC (Thailand) Limited issued a US$50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI under the promissory note, after contractual netting of certain receivables from LSI of US$3.2 million, amounted to US$46.8 million. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million were paid to LSI in 2008 and 2009, respectively. As of March 28, 2010, the amount payable to LSI under the promissory note was US$16.8 million.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$113.1 million based on exchange rate as of March 28, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan draw downs must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$22.0 million based on exchange rate as of March 28, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.9 million based on exchange rate as of March 28, 2010) loan with new credit facilities of NT$873.0 million (approximately US$27.4 million as of March 28, 2010) obtained from various bank and financial institutions. As of March 28, 2010, NT$423.0 million (approximately US$13.3 million) of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.7% to 1.8% per annum and maturities ranging from May 2011 to May 2012. In the three months ended March 28, 2010, STATS ChipPAC Taiwan Semiconductor Corporation early repaid NT$200.0 million (approximately US$6.3 million) of loan outstanding under these credit facilities.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.4 million as of March 28, 2010) credit facility from Mega Bank of which NT$85.2 million (approximately US$2.7 million) borrowings was outstanding as of March 28, 2010. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of US$6.4 million as of March 28, 2010.
1(b)(ii) In relation to the aggregate amount of the Group’s borrowings and debt securities, specify the following at the end of the current financial period reported on with comparative figures as at the end of the immediately preceding financial year.

	December 27, 2009		March 28, 2010
	Secured	Unsecured	Secured	Unsecured
	US$’000	US$’000	US$’000	US$’000

(a) Repayable within 1 year	1,054	223,732	1,072	218,360
(b) Repayable after 1 year	1,844	231,337	1,608	230,750

	2,898	455,069	2,680	449,110

As of March 28, 2010, the Group’s total debt outstanding consisted of US$451.8 million of borrowings, which included US$150.0 million of the Company’s 7.5% Senior Notes due 2010, US$213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.
(c)	Details of the collaterals:

Long-term debts of US$2.7 million and US$2.9 million were secured by certain of the Group’s property, plant and equipment with net book value of US$6.4 million and US$6.4 million as at March 28, 2010 and December 27, 2009, respectively.

The Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by certain subsidiaries of the Company.

1(c) A cash flow statement (for the Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended
	March 29,	March 28,
	2009	2010
	US$’000	US$’000

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	(51,067)	27,450
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	66,254	67,386
Debt issuance cost amortization	401	429
Gain on sale of property, plant and equipment	(466)	(264)
Gain from repurchase of senior notes	(276)	—
Foreign currency exchange (gain) loss	(475)	1,380
Share-based compensation expense	148	123
Deferred income taxes	73	3,945
Net income (loss) attributable to the noncontrolling interest	(1,321)	1,259
Equity (income) loss from investment in equity investee	980	(6)
Others	(429)	736
Changes in operating working capital:
Accounts receivable	5,247	(29,600)
Amounts due from affiliates	3,757	3,282
Inventories	7,008	(1,003)
Other receivables, prepaid expense and other assets	4,964	2,090
Accounts payable, accrued operating expenses and other payables	(47,132)	(8,589)
Amounts due to affiliates	(1,258)	(16)

Net cash provided by (used in) operating activities	(13,592)	68,602

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	2,568	—
Proceeds from maturity of marketable securities	12,692	3,130
Purchases of marketable securities	(22,565)	(8,138)
Acquisition of intangible assets	(1,571)	(2,470)
Purchases of property, plant and equipment	(24,253)	(66,242)
Proceeds from sale of assets held for sale	474	—
Others, net	136	4

Net cash used in investing activities	(32,519)	(73,716)

Cash Flows From Financing Activities
Repayment of short-term debts	(5,035)	—
Repayment of long-term debts and promissory notes	(4,024)	(6,526)
Repurchase of senior notes	(2,000)	—
Proceeds from bank borrowings	5,035	—
Decrease in restricted cash	(8)	(323)

Net cash used in financing activities	(6,032)	(6,849)

Net decrease in cash and cash equivalents	(52,143)	(11,963)
Effect of exchange rate changes on cash and cash equivalents	(149)	(149)
Cash and cash equivalents at beginning of the period	295,916	288,683

Cash and cash equivalents at end of the period	243,624	276,571

1(d)(i) A statement (for the Issuer and Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.
Three Months Ended March 29, 2009

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 28, 2008		2,202,218	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share-based compensation		—	2	—	—	2	—	2
Effect of subsidiary’s equity transaction		—	227	—	—	227	(201)	26
Comprehensive income (loss):
Net loss	(52,388)	—	—	—	(51,067)	(51,067)	(1,321)	(52,388)
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	27	—	—	24	—	24	3	27
Unrealized loss on hedging instruments	(2,170)	—	—	(2,170)	—	(2,170)	—	(2,170)
Realized loss on hedging instruments	6,283	—	—	6,283	—	6,283	—	6,283
Foreign currency translation adjustment	(2,999)	—	—	(1,556)	—	(1,556)	(1,443)	(2,999)

Other comprehensive income	(51,247)
Comprehensive income attributable to the noncontrolling interest	2,761

Comprehensive income attributable to STATS ChipPAC Ltd.	(48,486)

Balance at March 29, 2009		2,202,218	2,035,464	(9,727)	(525,337)	1,500,400	56,080	1,556,480

Three Months Ended March 28, 2010

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 27, 2009		2,202,218	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546
Effect of subsidiary’s equity transaction		—	207	—	—	207	(203)	4
Net income	28,709	—	—	—	27,450	27,450	1,259	28,709
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	199	—	—	199	—	199	—	199
Unrealized gain on hedging instruments	1,992	—	—	1,992	—	1,992	—	1,992
Realized gain on hedging instruments	(548)	—	—	(548)	—	(548)	—	(548)
Foreign currency translation adjustment	2,116	—	—	1,091	—	1,091	1,025	2,116

Other comprehensive income	32,468
Comprehensive income attributable to the noncontrolling interest	(2,284)

Comprehensive income attributable to STATS ChipPAC Ltd.	30,184

Balance at March 28, 2010		2,202,218	2,035,780	(3,953)	(436,767)	1,595,060	60,958	1,656,018

Note:	Under US GAAP, the Company’s investment in subsidiaries is accounted for using the equity method.

1(d)(ii) Details of any changes in the Company’s share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

	Number of shares
	March 29,	March 28,
	2009	2010

Issued shares outstanding at December 29, 2008 and December 28, 2009	2,202,218,293	2,202,218,293
Issue of shares pursuant to share plans	—	—

Issued shares outstanding at March 29, 2009 and March 28, 2010	2,202,218,293	2,202,218,293

Options outstanding	13,371,839	12,466,609
Convertible Notes
The Group did not have any outstanding convertible notes as at March 29, 2009 and March 28, 2010.
Treasury Shares
The Group did not have any treasury shares as at March 29, 2009 and March 28, 2010.
1(d)(iii) Total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	December 27,	March 28,
	2009	2010

Total number of issued shares excluding treasury shares	2,202,218,293	2,202,218,293
1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.
Not applicable.
2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.
The figures, prepared in accordance with US GAAP, have not been audited or reviewed by the Group’s auditors. The financial statements as of December 27, 2009 were derived from the Group’s audited consolidated financial statements.
3 Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of matter).
Not applicable.
4 Whether the same accounting policies and methods of computation as in the Issuer’s most recently audited annual financial statements have been applied.
The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period as those used in the most recently audited annual financial statements.
5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.
With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the three months ended March 28, 2010, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 27, 2009.
In December 2009, FASB issued Accounting Standards Update 2009-17, Improvements to Financial Reporting by Enterprises with Variable Interest Entities to incorporate the changes made by FASB Statement No. 167 into the FASB Codification. The guidance in this update is effective for periods beginning after November 15, 2009 and is effective for the Company’s first quarter reporting in 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In December 2009, FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification, which expands the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets. The guidance in this update is effective for periods beginning in the first interim or annual reporting period ending on or after December 15, 2009 and is effective for the Company’s first quarter reporting in 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.
6 Earnings per ordinary share (“EPS”) of the Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends:-
(a) based on the weighted average number of ordinary shares on issue; and
(b) on a fully diluted basis (detailing any adjustments made to the earnings).

	Three Months Ended
	March 30,		March 28,
	2009		2010

Net income (loss) per ordinary shares attributable to STATS ChipPAC Ltd.
— Basic	US$	(0.02)	US$	0.01
— Diluted	US$	(0.02)	US$	0.01
Ordinary shares (in thousands) used in per ordinary shares calculation:
— Basic		2,202,218		2,202,218
— Diluted		2,202,218		2,202,238
7 Net asset value (for the Issuer and Group) per ordinary share based on the total number of issued shares excluding treasury shares of the Issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group				Company
	December 27,		March 28,		December 27,		March 28,
	2009		2010		2009		2009

Net asset value per ordinary share	US$	0.74	US$	0.75	US$	0.71	US$	0.72
The net asset value per ordinary share of the Group and the Company as at December 27, 2009 and March 28, 2010 is calculated based on the total issued number of ordinary shares of 2,202,218,293.
8 A review of performance of the Group, to the extent necessary for a reasonable understanding of the Group’s business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs and earnings of the Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the Group during the current financial period reported on.
Please refer to attached appendix: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.
No forecast or prospect statement had been issued for the current reporting period.
10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.
Please refer to attached appendix: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

11 If a decision regarding dividend has been made:-
(a) Whether an interim (final) ordinary dividend has been declared (recommended); and
Not applicable.
(b)(i) Amount per share (cents)
Not applicable.
(b)(ii) Previous corresponding period (cents)
Not applicable.
(c) Whether the dividend is before tax, net of tax or tax exempt. If before tax or net of tax, state the tax rate and the country where the dividend is derived. (If the dividend is not taxable in the hands of shareholders, this must be stated).
Not applicable.
(d) The date the dividend is payable.
Not applicable.
(e) Book closure date.
Not applicable.
12 If no dividend has been declared (recommended), a statement to that effect.
No dividend has been declared or recommended for the current reporting period.
PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
13 Segmented revenue and results for business or geographical segments (of the Group) in the form presented in the Issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.
Not applicable.
14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
15 A breakdown of the Group’s sales.
Not applicable.
16 A breakdown of the total annual dividend (in dollar value) for the Issuer’s latest full year and its previous full year.
Not applicable.
17 Confirmation pursuant to Rule 705(5) of the Listing Manual
The Directors hereby confirm that, to the best of their knowledge, nothing has come to their attention which may render the unaudited financial statements for the three months ended March 28, 2010 to be false or misleading in any material aspect.
ON BEHALF OF THE BOARD OF DIRECTORS

Charles R. Wofford	Tan Lay Koon
Chairman	President and Chief Executive Officer
BY ORDER OF THE BOARD
Elaine Sin
Company Secretary
April 27, 2010